

December 4, 2008

Room 7010

Matthew C. Flanigan
Senior Vice President - Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

> **Re:** **Leggett & Platt, Incorporated**
> **Form 10-K for Year Ended December 31, 2007**
> **Form 10-Q for Quarter Ended September 30, 2008**
> **File No. 001-07845**

Dear Mr. Flanigan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

2007 Strategic Plan

1. We have the following comments regarding your 2007 strategic plan. Please ensure you revise MD&A and financial statement footnotes, in future filings, to address the following:
   - You indicate that as a result of the 2007 plan you are adopting role-based portfolio management where you have identified growth, core, fix and divest

> business units. Please tell us if this new approach to managing your business units has impacted your segment reporting under SFAS 131; and
>
> - You disclose on page 26 that you have identified your Store Fixtures unit has been placed in the "Fix" category which gives the unit a 12-month deadline to improve performance. Please revise disclosure, in future filings, to disclose how you plan to evaluate this unit, the factors used to evaluate the unit and the frequency of this evaluation. Please quantify the amount of impairment related to this unit in each period presented, the amount of remaining long-lived assets and goodwill associated with this unit and how you plan to assess their future recoverability. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is "not reasonably likely to occur." Finally, we note that this business unit is part of the Fixture & Display group, which incurred $143 million of goodwill impairment out of the $243 million recorded in 2007. Your footnote disclosure on page 69 does not provide a narrative of this impairment or discuss the potential for future impairment in this business unit that is in continuing operations.

Liquidity and Capitalization, page 35

2.   We note your discussion on page 40 regarding your debt ratings from S&P and Moody's. Please revise, future filings, to discuss your November 12th and November 26th announcements that these ratings have been downgraded by both S&P and Moody's. Your disclosure should address the new ratings and the impact these downgrades have on your debt instruments and liquidity.

3.   We note during 2007, cash from operations were positively impacted by better accounts receivable collections and ongoing efforts to manage inventories. During the third quarter 2008, you disclose that weak market conditions and inflation have resulted in higher inventory levels and receivables. You indicate that you are aggressively managing your operations to reduce these levels. Please revise future filings to discuss the specific steps you are taking to reduce inventory and accounts receivable levels. Given the impact that receivables and inventories have on your liquidity, please revise your MD&A to explain the reasons for the increases and decreases and any variances in the corresponding turnover ratios.

Critical Accounting Policies, page 41

4.   We note your $43 million inventory charge during 2007. Please tell us and disclose, in future filings, the nature of the products that were deemed obsolete or slow moving and included in this impairment, as well as the segments impacted

and the assumptions used to determine the amount of impairment. Also tell us if this charge was apart of the inventory write off included in the 2007 Strategic Plan.

Item 9B. Other Information, page 48

5.   We note that in February 2008, you consented to the assignment and assumption by certain banks that are party to your $600 million multi-currency revolving credit agreement. We further note on page 27 in your Form 10-Q for the quarter ending September 30, 2008 your discussion regarding your commercial paper program and syndicate of lenders that continues to operate efficiently during the recent disruption of the global credit markets. In future filings, please disclose the fact that certain banking institutions are assigning and assuming this credit agreement and the impact if any, these assignments have had on your availability under the program, terms or covenants.

Form 10-Q for the Quarter Ended September 30, 2008

Results of Operations, page 22

6.   You disclose that you booked a valuation allowance against certain foreign tax assets. Please tell us, and disclose in future filings, the specific business, economic and competitive factors that precipitated the allowance and the implications thereof on future operating results. For example, it is unclear which foreign operations are involved and whether there is a material uncertainty over the recoverability of the carrying value of assets at those units. If there is a material uncertainty then it would be appropriate to disclose the carrying value of such assets as of the latest balance sheet date so readers can understand the magnitude of loss exposure. Section 501.12.b.4 of the Financial Reporting Codification.

7.   We note in your Form 10-Q for the quarter ended September 30, 2008, you discuss how demand weakness in the U.S. home-related, retail, and other markets has led to lower volume in certain of your businesses. Your further disclose that your markets further weakened late in the third quarter as consumers reigned in spending during this period of credit concerns and stock market volatility. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the lower market-wide demand and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information such as your U.S. bedding components business was able to gain market share in spite of the economic downturn. Expand your liquidity discussion to address the expected

impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. In your response to this letter, please provide a detailed description of proposed future disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Attorney, at (202) 551- 3728 or Andrew Schoeffler, Attorney at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief